UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-34887

CAZADOR ACQUISITION CORPORATION LTD.
(Translation of registrant’s name into English)

Cazador Acquisition Corporation Ltd. c/o Arco Capital Management LLC 7 Sheinovo Street 1504 Sofia, Bulgaria
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Initial Public offering

On October 14, 2010, the initial public offering (“IPO”) of 4,600,000 units (including the 600,000 units sold pursuant to the over-allotment option) (the “Units”) of Cazador Acquisition Corporation Ltd. (the “Company”) was consummated. Each Unit consists of one ordinary share, $0.0001 par value, and one warrant (“Warrant”). The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $46,000,000.  The Units are traded on the Nasdaq Capital Market under the symbol “CAZAU”.

Prior to the consummation of the IPO, the Company completed the private placement (“Private Placement”) of 4,340,000 sponsor’s warrants (“Sponsor Warrants”) at a price of $0.50 per Sponsor Warrant, generating total proceeds of $2,170,000.  The Sponsor Warrants were purchased by Cazador Sub Holdings Ltd. (the “Sponsor”), an affiliate of Jay Johnston, the Company’s chairman of the board and co-chief executive officer, and of Francesco Piovanetti, the Company’s co-chief executive officer, chief financial officer and president.   The Sponsor Warrants are identical to the Warrants included in the Units sold in the IPO except that the Sponsor Warrants (i) will be exercisable for cash or on a cashless basis, at the holder’s option, and (ii) will not be redeemable by the Company, in each case, so long as they are still held by the Sponsor or its permitted transferees.  The Sponsor has agreed that the Sponsor Warrants will not be sold or transferred by it, except to a permitted transferee, until 6 months after the Company has consummated a business combination.

Of the proceeds received from the consummation of the IPO and Private Placement, $46,165,000, or approximately $10.036 per Unit, was placed in a trust account at JPMorgan Chase N.A. maintained by Continental Stock Transfer & Trust Company (“Continental”) acting as a trustee.  Such funds have been invested in United States treasuries with a maturity of November 26, 2010. Audited financial statements as of October 14, 2010 reflecting receipt of the proceeds upon consummation of the IPO and the Private Placement have been issued by the Company and are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.  Copies of the press releases issued by the Company announcing the effectiveness of the Registration Statement on Form F-1 filed by the Company for the IPO and the consummation of the transactions described above are included as Exhibits 99.2 and 99.3, respectively, to this Report of Foreign Private Issuer on Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZADOR ACQUISITION CORPORATION LTD.

Date: October 21, 2010	By:	/s/ Francesco Piovanetti
Francesco Piovanetti, Co-Chief Executive Officer